SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of July 2002

Riverdeep Group plc
(Registrant's name)

8th Floor, Apollo House
Tara Street
Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

On July 31, 2002 the Registrant issued a press release, entitled: "Riverdeep Group plc Reports Fourth Quarter and Fiscal Year End 2002 Results"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERDEEP GROUP PLC

Date 7/31, 2002

By: [signature]
Name: William Burke
Title CFO

APPROVED BY: William H. Burke
Executive Vice President
& Chief Financial Officer

CONTACT: Investor Relations:
Bill Cunningham
+ 1 617 995 1064

Riverdeep Group plc Reports Fourth Quarter and Fiscal Year End 2002 Results

~Revenue Increases to $51.9 Million and Adjusted Net Income to $11.1 Million~

~Company Generates $8.9 Million of Cash From Operations During the Quarter~

DUBLIN, Ireland & CAMBRIDGE, MA, July 31, 2002 – Riverdeep Group plc (NASDAQ: RVDP), a global leader in the development and distribution of multi-platform K-12 educational products for both schools and consumers, today announced financial results for its fourth quarter and fiscal year ended June 30, 2002.

Revenue for the quarter ended June 30, 2002 increased 155% to $51.9 million as compared to $20.4 million in the prior year quarter. On a sequential basis, revenue increased 11.5% from $46.6 million in the third quarter of fiscal 2002. Revenues for the year ended June 30, 2002 increased 226% to $169.3 million as compared to $51.9 million in the prior year.

The company reported adjusted net income of $11.1 million and $25.6 million for the three months and year ended June 30, 2002, respectively, after excluding non-cash charges for stock-based compensation, and amortization of non-current assets along with restructuring charges of $4.1 million for the year ended June 30, 2002. The company reported adjusted net income of $0.6 million and an adjusted net loss of $19.5 million in the corresponding prior year periods, after giving effect, as appropriate, to the items described above and excluding amortisation of goodwill and indefinite lived assets and acquired in-process research and development in the fiscal year 2001. The adjusted net income of $11.1 million represents an increase of 62% when compared to the $6.9 million recorded in the quarter ended March 31, 2002.

The adjusted net income per diluted American Depositary Share ("ADS") was $0.28 and $0.67

for the three month period and year ended June 30, 2002, compared to adjusted net income per diluted ADS of $0.01 and an adjusted net loss of $0.61 in the corresponding periods in fiscal 2001.

The company reported net income of $7.8 million and $8.8 million for the three month period and year ended June 30, 2002, respectively, as compared to net losses of $6.8 million and $52.7 million in the corresponding periods in the prior year. On a per share basis, the company earned $0.20 and $0.23 per diluted ADS, in the fiscal 2002 three month period and year as compared to net losses per ADS of $0.20 and $1.64 in the corresponding fiscal 2001 periods.

Cash generated from operations in the quarter was $8.9 million, which represents a sequential increase of 49% over Q3 and compares with a use of cash of $6.4 million in Q4 2001. For the year ended June 30, 2002, cash generated from operations was $8.6 million. This compares with a use of cash of $31.5 million in the same period in the prior year.

Mr. Barry O'Callaghan, Executive Chairman of Riverdeep commented: "The economies of scale across our product lines and distribution channels are now evident and we are pleased to have beaten consensus for the tenth consecutive quarter. The maturing operating leverage of the business and improving operating margins demonstrate our ability to convert revenue growth into significant profits and cash flows. We remain confident in our ability to deliver consistent results in line with our guidance."

About Riverdeep Group plc

Riverdeep Group plc provides highly motivating, dynamic, curriculum-based Internet and CD-ROM learning experiences for the K-12 market. Riverdeep's products feature interactive problem-solving approaches and real-world applications that contribute to the depth of conceptual understanding. The Company also offers extensive online tools, support and professional development offerings via *riverdeep.net*, helping educators integrate technology with curriculum and to assess and improve student performance. Riverdeep's science, math and language arts learning activities are correlated to national and state curriculum standards. These award-winning products including Riverdeep's Destination MATH, Science Explorer, Science Gateways, and Tangible MATH, are accessible via *riverdeep.net* and are available on CD-ROM for all major operating platforms. Riverdeep's product offerings include EdVantage's language arts courses, Edmark's early learning software and The Learning Company's offerings which include Reader Rabbit, Carmen Sandiego, Cluefinders, and Oregon Trail.

Riverdeep was founded in 1995 and is headquartered in Dublin, Ireland with its US headquarters in Cambridge, Massachusetts. For more information, write to Riverdeep Interactive Learning, 125 CambridgePark Drive, Cambridge, Massachusetts, 02140; call toll free to 800-564-2587; visit *www.riverdeep.net*; or send a note to info@riverdeep.net.

Safe Harbor Statement – Riverdeep Group plc

Except for historical information, matters discussed in this press release are forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ include, but are not limited to: failure to transition from a CD-ROM based delivery system to a subscription-based delivery system; lack of sponsorship; failure to enter into strategic partnerships or to integrate acquired businesses or assets; foreign exchange risks; lack of future additional financing; failure to maintain strong brand identity; decrease in federal and government funding for schools; unwillingness of teachers to incorporate our products and services into lesson plans; and infringement of our intellectual property rights, as well as other factors discussed under "Risk Factors" from time to time in the Company's SEC reports, including those in the Company's prospectus dated March 9, 2000 and the Company's fiscal 2001 Annual Report. The Company specifically disclaims any obligation to update or revise any forward looking information, whether as a result of new information, future developments or otherwise.

Riverdeep Group plc

Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	Three Months Ended June 30, 2001	Three Months Ended June 30, 2002	Year Ended June 30, 2001	Year Ended June 30, 2002
Revenue				
Product	$ 20,355	$ 51,883	$ 51,571	$ 169,251
Other	-	-	313	-
Total Revenue	20,355	51,883	51,884	169,251
Cost of revenue	2,544	8,524	7,368	28,179
Gross profit	17,811	43,359	44,516	141,072
Operating expenses				
Sales and marketing	9,058	15,648	32,704	56,767
Research and development	5,713	9,484	25,175	36,808
General and administrative	3,089	5,811	10,141	20,320
Stock-based compensation	670	411	2,682	2,119
Amortization of goodwill and indefinite lived assets	4,295	-	13,770	-
Amortization of non-current assets	2,419	2,914	6,778	10,576
In-process research & development	-	-	9,940	-
Restructuring charge	-	-	-	4,095
Total operating expenses	25,244	34,268	101,190	130,685
Income (loss) from operations	(7,433)	9,091	(56,674)	10,387
Other income (expense), net	616	(120)	3,962	837
Income (loss) before provision for income taxes	(6,817)	8,971	(52,712)	11,224
Provision for income taxes	-	(1,200)	-	(2,451)
Net Income (loss)	$ (6,817)	$ 7,771	$ (52,712)	$ 8,773
Net Income (loss) per Ordinary Share				
basic	$(0.03)	$0.03	$(0.27)	$0.04
diluted	$(0.03)	$0.03	$(0.27)	$0.04
Shares used in computing net income (loss) per Ordinary Share				
basic	203,148	233,604	192,861	225,436
diluted	203,148	237,405	192,861	230,528
Net income (loss) per American Depositary Share (ADS) [1] -				
basic	$(0.20)	$0.20	$(1.64)	$0.23
diluted	$(0.20)	$0.20	$(1.64)	$0.23

[1] ADS data is based upon six ordinary shares per each ADS.

Riverdeep Group plc
Condensed Consolidated Balance Sheets
(In thousands, except per share data)

	June 30, 2001	June 30, 2002
Assets		
Current Assets		
Cash, cash equivalents and marketable securities	$ 53,986	$ 67,563
Accounts receivable, net	34,615	64,662
Inventories	2,462	4,694
Prepaid expenses and other current assets	3,699	2,968
Total current assets	94,762	139,887
Property and equipment, net	8,357	9,321
Intangible assets, net	109,734	202,892
Total Assets	$ 212,853	$ 352,100
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 5,452	$ 18,389
Accrued expenses	11,207	34,334
Current portion of capital lease obligations	136	1,249
Notes payable	2,084	105
Deferred revenue	13,043	12,886
Total current liabilities	31,922	66,963
Long term debt and leases due after more than one year	217	1,656
Shareholders' Equity		
Convertible preference shares, none outstanding	-	-
Ordinary shares, 205,480,000 and 226,543,000, respectively (ADS's, 34,247,000 and, 37,757,000)	20,548	22,654
Additional paid-in capital	262,989	351,740
Accumulated deficit	(99,119)	(90,346)
Deferred stock compensation	(4,022)	(885)
Accumulated other comprehensive income	318	318
Total shareholders' equity	180,714	283,481
Total Liabilities and Shareholders' Equity	$ 212,853	$ 352,100

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